News Release                                                          [UPR LOGO]
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                       UPR TERMINATES OFFER FOR PENNZOIL

Fort Worth, TX, Nov. 17, 1997 -- Union Pacific Resources Group Inc. (NYSE: UPR) announced today that it has terminated its $84 per share cash tender offer for Pennzoil.

On November 11, UPR announced it would terminate the offer on November 17, if Pennzoil refused to enter into good faith negotiations and provide information demonstrating that Pennzoil's value had not eroded as a result of recent failures in Pennzoil's international oil and gas operations. Pennzoil subsequently announced that it has no plans to enter into negotiations with UPR.

UPR today said, "UPR intends to focus on other activities that offer a greater likelihood of increasing value for our shareholders."

No shares were purchased pursuant to the offer, and any tendered shares will be returned promptly. Questions regarding tendered shares can be directed to UPR's information agent, Morrow & Co., Inc., at 800-566-9061.

Union Pacific Resources, the #1 domestic driller for the past 5 years, is one of the nation's largest independent oil and gas exploration and production companies.

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Media Contact:                                 Investor Relations Contact:
Walter Montgomery                              Michael Liebschwager
212-484-6721                                   817-877-6531